May 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Heather Clark Claire Erlanger

	Re:	Lear Corporation Form 10-K for the Year Ended December 31, 2014 Filed February 10, 2015 File No. 001-11311

Dear Mss. Clark and Erlanger:

Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated April 14, 2015, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2015. We have addressed your April 14, 2015 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments.

Form 10-K for the year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2014, Compared With Year Ended December 31, 2013, page 34

1.	We note from your discussion in the Results of Operations section that net sales increased by 9% in 2014 due to new business and improved production volumes on key Lear platforms which positively impacted net sales by $990 million and $747 million, respectively. We also note that these increases were partially offset by net foreign exchange rate fluctuations of $158 million. Please revise the consolidated results discussion or the segment discussions to provide more details for each significant component that resulted in a change in revenue from year to year. For example, we note that revenues increased due to “new business” and “improved production volumes.” Your disclosure should provide more detail to explain the nature of the new business, significant new contracts awarded and the reason(s) for improved production volumes.

In the consolidated results discussion included in our Form 10-Q for the quarter ended March 28, 2015, we provided more detail for the significant components that resulted in a change in revenue from quarter to quarter. Please refer to our disclosure below:

Net sales in the first quarter of 2015 were $4.5 billion, as compared to $4.4 billion in the first quarter of 2014, an increase of $162 million or 4%. Improved production volumes on key Lear platforms primarily in Europe and North America, the acquisition of Eagle Ottawa and new business primarily in Europe and North America positively impacted net sales by $239 million, $193 million and $157 million, respectively. These increases were partially offset by net foreign exchange rate fluctuations, primarily related to the Euro and the Brazilian real, which negatively impacted net sales by $369 million.

In future filings, the Company will continue to provide similar disclosure in the Company’s consolidated results discussion or segment discussions for all periods presented, as applicable, to provide details regarding significant components that resulted in a change in revenue from period to period.

2.	We note that your discussion of cost of sales in MD&A is particularly brief. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A in future filings to separately discuss factors responsible for changes in the levels of your cost of sales during all periods presented in your financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to), such as assembly, components, labor, etc. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component to the total change in cost of sales. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified and discussed (not netted). Please provide us with an example of your proposed disclosure.

In the consolidated results discussion included in our Form 10-Q for the quarter ended March 28, 2015, we provided discussion of the components that resulted in a change in cost of sales from the first quarter of 2014 to the first quarter of 2015. Please refer to our disclosure below:

(in millions)	Cost of Sales
First quarter 2014	$3,999
Material cost	100
Labor and other	(8)
Depreciation	5

First quarter 2015	$4,096

Cost of sales in the first quarter of 2015 was $4.1 billion, as compared to $4.0 billion in the first quarter of 2014. Improved production volumes on key Lear platforms primarily in Europe and North America, the acquisition of Eagle Ottawa and new business primarily in Europe and North America resulted in an increase in cost of sales of $495 million. These increases were partially offset by the impact of net foreign exchange rate fluctuations, primarily related to the Euro and the Brazilian real, which reduced cost of sales by $345 million. Favorable operating performance and the benefit of operational restructuring actions also reduced cost of sales.

In future filings, the Company will continue to separately discuss factors responsible for changes in the levels of cost of sales during all periods presented in the Company’s financial statements.

Financial Statements

Notes to Consolidated Financial Statements

(7) Income Taxes, page 75

3.	We note from your reconciliation on page 76 that valuation allowance adjustments decreased the provision for income taxes by approximately 27% in fiscal 2014. We also note from your disclosure on page 35 in MD&A that this reduction in the valuation allowance relates to deferred tax assets of certain foreign subsidiaries. In light of the significance of this amount in 2014, please explain to us, and revise your discussion in MD&A to explain why you believe it was appropriate to reduce the valuation allowance by this amount in 2014.

The 2014 provision for income taxes was reduced by $74.2 million due to changes in valuation allowances in numerous jurisdictions. The most significant change was the reversal of the valuation allowance with respect to the deferred tax assets of the Company’s subsidiaries in Spain (the “Spanish Group”), as it was more likely than not that the deferred tax assets of these subsidiaries would be realized based on the weight of available evidence.

The Spanish Group incurred losses from 2006 to 2012. In 2013, the Spanish Group became profitable but remained in a cumulative loss position for the three years ended December 31, 2013. As cumulative losses in recent years are a significant piece of negative evidence, the Company did not release the valuation allowance in 2013. During the fourth quarter of 2014, the Spanish Group generated cumulative income for the three years ended December 31, 2014, and forecasted continued profitability in 2015 and subsequent years. Accordingly, the Company concluded that it was more likely than not that the deferred tax assets of the Spanish Group would be realized, and therefore, the valuation allowance was no longer necessary.

The Company will revise the MD&A discussion in its Form 10-K for the year ended December 31, 2015, as follows:

In 2014, we recognized net tax benefits of $111 million primarily related to net reductions in valuation allowances with respect to the deferred tax assets of certain foreign subsidiaries and reductions in tax reserves due to audit settlements and net tax benefits of $38 million related to debt redemption costs, restructuring charges and various other items. The reduction in valuation allowances includes the reversal of a valuation allowance of $79 million with respect to the deferred tax assets of our subsidiaries in Spain. During the fourth quarter of 2014, our subsidiaries in Spain became profitable on a three-year cumulative basis and forecasted continued profitability in 2015 and subsequent years. As a result, we concluded that it was more likely than not that the deferred tax assets in Spain would be realized, and therefore, the valuation allowance was no longer necessary.

(10) Stock-Based Compensation, page 86

4.	Please revise to include the weighted average grant date fair value of equity instruments issued as compensation for those that were nonvested at the beginning and end of the year. Refer to ASC 718-10-50-2.c.2.

In addition to disclosing the weighted average grant date fair value of equity instruments granted, we will include the weighted average grant date fair value of nonvested equity instruments issued as compensation at the beginning and end of each year presented in our future filings.

The Company has provided the acknowledgments requested by the Staff in the statement attached hereto. If you should have any questions or comments about the response in this letter, please call me at (312) 558-5723.

Sincerely,

/s/ Bruce A. Toth

Bruce A. Toth Winston & Strawn LLP

LEAR CORPORATION

May 5, 2015

In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated April 14, 2015, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION

By:	/s/ Jeffrey H. Vanneste
Name:	Jeffrey H. Vanneste
Title:	Senior Vice President and Chief Financial Officer